ADDITIONAL INFORMATION (Unaudited)

RESULTS OF ANNUAL SHAREHOLDER VOTE

     An Annual Meeting of Shareholders of the COMPANY was held at the Novi Hilton, 21111 Haggerty Road,
Novi, Michigan, on July 26, 2002 for the following purposes:

     Select six Directors to hold office until the next Annual Meeting of Shareholders or until their successors have been elected and qualified.

	Directors Elected at Meeting	 Votes For
      ----------------------------  ------------
	Joseph A. Ahern	             33,185,002
	Richard W. Holtcamp	       33,261,049
	Dennis D. Johnson	             33,261,374
	Janice Loichle	             33,196,034
	Thomas L. Saeli	             33,189,881
	John C. Shoemaker	             33,261,374

     To ratify the selection of PricewaterhouseCoopers LLP as independent accountants of the COMPANY for the fiscal year ending December 31, 2002.

            Votes For:		 33,051,004
            Votes Against:         92,139
            Votes to Abstain:	    310,076